United States Securities and Exchange Commission	October 29, 2009
Washington, DC, 20549

Att:  Evan S. Jacobson

Re:  RecycleNet Corporation
        Revised Preliminary Proxy Statement on Schedule 14A – Amendment 2
        Filed October 20, 2009
        File No. 000-30550

Matter:  Response to comments received on October 27, 2009

Dear Mr. Jacobson

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of October 20, 2009.  Please refer to the following responses:

1.	Mr. Paul Roszel has signed the response letter.
2.	The “go dark” statement has been reworded to better explain to the shareholders the reason for discontinuing operations and becoming a shell company.
3.
The section has been revised to disclose any significant disadvantages relating to the proposal of the sale considered.  The disclosure has been revised to explain what it means to be a shell company and the negative impacts on shareholders.

4.
The section has been revised to describe in material detail how the sale price and form of consideration were determined and negotiated, to disclose the extent of the involvement of Paul and James Roszel in the negotiations and the view of the board of directors as to whether the transaction is fair to and in the best interest of the shareholders

5.
The section has been revised to include a clear and unambiguose statement in regards to future plans, proposals or arrangements in regards to the newly available shares available after the reverse stock split.

6.	The anti-takeover statement has been revised.
7.
A statement has been added into Proposal Number 3 “If the shareholders approve Proposal Number 3, the Sale of Scrap.Net Inc., then the Company will proceed with Proposal Number 4 and Proposal Number 5.  Proposal Number 4 and Proposal Number 5 are conditional on shareholders approval of Proposal Number 3.  If the shareholders do not approve Proposal Number 3, then Proposal Number 4 and Proposal Number 5 will be abandoned.”  This cross conditioning has also been added into Proposal Number 4 and Proposal Number 5, as well as on the “Notice of Annual Meeting of Shareholders” letter at the beginning of the proxy and the shareholders proxy at the end of the proxy statement.

RecycleNet Corporation
P.O. Box 58228 Salt Lake City, UT  84158
Tel:  (801) 531-0404        Fax: (801) 531-0707        Email:  info@recycle.net

In connection with responding to the comments received on October 27, 2009 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact our counsel

STEVEN L. TAYLOR, PC
Lawyer
175 East 400 South, Suite 900
Salt Lake City, Utah 84111
801 578-3283

Sincerely,

  /s/ Paul Roszel
Paul Roszel, President and CEO
October 29, 2009

CC:  Steven L. Taylor, Esq.
        Steven L. Taylor, PC

RecycleNet Corporation
P.O. Box 58228 Salt Lake City, UT  84158
Tel:  (801) 531-0404        Fax: (801) 531-0707        Email:  info@recycle.net